March 27, 2008

VIA U.S. MAIL AND FACSIMILE

Frederick C. Tedeschi
Associate General Counsel
Lincoln National Life Insurance Company
One Granite Place
Concord, New Hampshire 03301

> Re: Lincoln Life & Annuity Flexible Premium Variable Life Account M
> Lincoln Life & Annuity Company of New York
> Initial Registration Statement on Form N-6
> File Nos. 333-148917 and 811-8559

Dear Mr. Tedeschi:

The staff has reviewed the above-referenced registration statement, which the Commission received on January 29, 2008.  We have given the registration statement a selective review based on the representation in your January 30, 2008 letter that this filing is substantially similar to another Lincoln National variable life insurance product that was previously reviewed by the staff (File Nos. 333-139960, 811-8557).  Based on our review, we have the following comments on this filing.  Page numbers refer to the courtesy copy of the registration statement for File No. 333-148917.

1.  **Cover Page** (p. 1)

Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

2.  **Defined Terms** (pp. 5-6)

Certain capitalized terms, for example "Sub-Account" and "Accumulation Value," are used throughout the registration statement without any definition.  Please provide a glossary of defined terms used in this filing.

3.  **Risk Summary** (pp. 6-7)

Please describe in greater detail (at page 7) the possibility of adverse tax consequences.  *See* Form N-6, Item 2(c).

**4.  Transaction Fees Table** (p. 9)

      a.  Please disclose any applicable premium taxes in this table.  *See* Form N-6, Item 3.

      b.  Please clarify supplementally the circumstances under which the cost of insurance charge would be zero.

**5.  Periodic Charges Table** (pp. 10-15)

      a.  Please clarify (at page 10) whether the loan interest rate displayed in the table is gross or net.

      b.  Please clarify (at page 13) the description of the charge for the Waiver of Monthly Deduction Rider, *e.g.*, please explain the terms "rate factor" and "covered monthly charges."

**6.  Total Annual Funds Operating Expenses Table** (pp. 13-14)

      If applicable, please confirm to staff that the Total Fund Operating Expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.  Please clarify the use of the term "underlying funds" in Footnote 7.

**7.  Sub-Accounts and Funds** (pp. 18-23)

      With respect to the funds of funds described in footnote (2) on p. 23, please disclose whether any underlying funds pay 12b-1 fees to Lincoln National Life Insurance Company or its affiliates.

**8.  Policy Charges and Fees** (pp. 24-28)

      a.  The Premium Load section on page 24 refers to state and federal tax liabilities.  Please disclose how the charge relates to applicable premium taxes to be disclosed in the Transaction Fees table on page 9.

      b.  Please clarify the Surrender Charges disclosure on pp. 24-25.

          i.  Please clarify whether the phrase "the date of an increase in specified amount" refers to the most recent increase.

          ii.  Please clarify the phrase "issue of the initial specified amount" at the top of page 25, paragraph A1).

iii.  Please clarify how the surrender charge is calculated on page 25.  For example, please clarify what "other" decreases are referred to in paragraph B.  Please clarify whether paragraph B only applies to decreases in specified amount as opposed to full surrender.  Please clarify the reference to "prior decreases" in paragraph B.1).  Please also consider whether the surrender charge schedule referred to in B.4) can be described more specifically in the prospectus.

iv.  Please clarify why an increase in specified amount is subject to a "surrender" charge.  Please also provide examples of how the surrender charge is calculated for decreases in specified amount, both for decreases where the sum of prior decreases exceeds and is lower than 25% of the initial specified amount.  Please also clarify how a new surrender charge will be applicable to each increase in specified amount as stated at the middle of page 25.

v.  Please clarify how the surrender charge is calculated upon full surrender as described in the second paragraph from the bottom of page 25.

vi.  Please provide examples for each event triggering a surrender charge, including the impact of surrender charges in the first year of a contract.

**9.  Transfer Fee** (p.  26)

Please disclose how contractowners will be informed if there is a material change in the investment strategy of a subaccount as described on page 26.  Please make this same revision to the Statement of Additional Information (SAI), at page 3.

**10.  Right to Examine** (p. 30)

Please disclose if any charges will be deducted from premium payments before they are refunded.  Please also revise the disclosure to state that if a contractowner returns the policy during the right to examine period, he will receive the greater of premiums paid or the surrender value of the policy.

**11.  Market Timing** (pp. 31-33)

Please disclose the potential assessment by the funds of a redemption fee or any other fees (as described on page 33) in a footnote to the Total Annual Fund Operating Expenses Table.

**12.  Riders** (p. 34)

Please clarify at the beginning of this section whether any of these riders are mutually exclusive, how many of these riders may be concurrently elected by a contractowner, and any negative consequences to having more than one rider in effect at the same time.

**13. Estate Tax Repeal Rider** (p. 37)

Please put the disclosure for this rider into plain English. For example, please explain when it would be in a contractowner's interest to select this rider. Please also clarify the phrase "federal estate tax repeal," the phrase "extends" (given that provisions may be modified), whether surrender charges will be deducted, and the start date.

**14. No Lapse Enhancement Rider** (pp. 37-42)

a. Please clarify the phrase "adjustments for rider reference rates" in the first paragraph of the rider.

b. Please clarify the reference to the subsection headed "Rider Termination" described at the top of page 38.

c. Please clarify the calculation of the no-lapse value at the bottom of page 38.

i) Please define monthly anniversary day as referenced in subparagraph 5).

ii) Please clarify the description of the No-Lapse Monthly Deduction. For example, please explain to staff and disclose the difference between the "no-lapse monthly cost of insurance" and the cost of insurance for the policy as a whole. Footnote 3 to the Periodic Charges Table for this rider (at page 12) states that the cost of insurance charge for the policy has been adjusted to reflect the addition of the rider to the policy. If the "no-lapse monthly cost of insurance" simply refers to the monthly cost of insurance charge, please consistently use the latter term.

iii) Please clarify to what the phrase "any additional benefits" refers in the description of the No-Lapse Monthly Deduction.

iv) Please clarify what the phrase "no-lapse monthly administrative fee" refers to inasmuch as the Periodic Charges Table (at page 12) as well as the narrative at the top of page 38 indicates that there is no separate charge for this rider.

v) Please specify what are the "reference rates and fees" referred to in the fifth paragraph on page 38.

d. Please clarify the calculation of the reset account value at the top of page 39.

i) Please define monthly anniversary day as referenced in subparagraph 4).

ii) Please clarify the description of the Reset Account Monthly Deduction. For example please explain to staff and disclose the difference between the "reset account monthly cost of insurance" and the cost of insurance for the policy as a whole. Again, Footnote 3 to the Periodic Charges Table for this rider (at page 12) states that the cost of insurance charge for the policy has been adjusted to reflect the addition of the rider to the policy. If the "reset account monthly cost of insurance" simply refers to the monthly cost of insurance charge, please consistently use the latter term. Please also explain any differences between the reset account monthly cost of insurance and the no-lapse monthly cost of insurance used to calculate the No-Lapse Monthly Deduction.

iii) Please clarify what the phrase "any additional benefits" refers to in the description of the Reset Account Monthly Deduction.

iv) Please clarify what the phrase "no-lapse monthly administrative fee" refers to inasmuch as the the Periodic Charges Table (at page 12) as well as the narrative at the top of page 38 indicates that there is no separate charge for this rider.

e. The fifth and sixth paragraphs on page 39 discuss how a contractowner selects a guaranteed minimum death benefit and how decreases in the policy specified amount may affect the death benefit. Please clarify in this section whether the guaranteed minimum death benefit is relevant only for purposes of determining the death benefit under this rider. Please include this discussion in the death benefits section that begins on page 51.

f. Please clarify and include examples as to how the death benefit is calculated if the no-lapse provision is actively keeping the policy from lapsing. Please clarify who would be making withdrawals after the date of death. Please clarify to whose death the phrase "date of death" refers.

g. Please describe in plain English some of the circumstances under which the rider could be expected to protect against lapse.

## 15. Benefit Selection Option (pp. 42-43)

a. Please clarify in plain English that the Benefit Selection Option rider offers the investor to lower monthly deductions against account value in exchange for reduced no-lapse protection.

b. Please confirm to staff that there is no fee for this option. Please also consider listing this option in the fee table inasmuch as other riders with no charge are listed.

**16. Premium Reserve Rider** (p. 44)

Please note the 3% deduction on page 44 in bold and clarify in plain English why the deduction is imposed.

**17. Continuation of Coverage** (p. 47)

Please clarify whether the continuation of coverage option may be declined through the Benefit Selection Option or otherwise.

**18. Death Benefits** (pp. 51-53)

a.  Please specify in this section which riders may impact the death benefit and summarize the impact.  Please also give a cross-reference to the appropriate section in the prospectus that discusses the rider.

b.  Please clarify the reference to "overdue charges" in the first paragraph of this section.

c.  Please disclose when death benefit options must be selected and whether there are differential charges for these options.

d.  Please disclose (in the middle of page 51, paragraph 1)) whether indebtedness includes loan amounts under any other rider.

e.  Please confirm to staff that the contractowner has no choice with respect to death benefit qualification tests but rather must choose the guideline premium test (at page 52).

f.  Please disclose (at p. 53) if the contractowner also has the option to receive a check for the lump sum settlement and if not, provide the legal basis for not offering it.

**19. Surrenders** (p. 53)

a.  Please disclose the impact of any riders on policy surrenders.

b.  Please explain the phrase "reduced guaranteed nonparticipating paid-up insurance" as used in the second paragraph from the bottom of page 53.  Please also explain the phrase "guaranteed interest and mortality basis of the original policy."  Please also put the last sentence of this paragraph into plain English.

c. Please disclose if the contractowner also has the option to receive a check for the lump sum surrender amount, and if not, provide the legal basis for not offering it.

**20.  Partial Surrenders** (p. 54)

a.  Please disclose the impact of any riders on partial surrenders.

b.  Please clarify the calculation of the impact of partial surrenders on death benefits under Options 1 and 2.  For example, please disclose by what amount the accumulation value is reduced and clarify how in Option 1 the specified amount is reduced.

c.  Please clarify what are the applicable charges to surrenders of more than 90% but less than 100% of contract value.  If they are the same as full surrender, please revise the fee table accordingly.

**21.  Policy Loans** (pp. 54-55)

a.  Please put the third sentence in this section (at page 54) addressing loan limits into plain English.

b.  Please disclose if any rider impacts a contractowner's ability to take loans.

c.  Please clarify the first sentence of the last paragraph of this section (on page 55) addressing when total indebtedness may terminate the policy.

**22.  Change of Plan** (SAI, p. 7)

Please clarify the last sentence of the first paragraph of this section addressing the consequences of a conversion resulting in the increase or decrease in accumulation value.

**23.  Material Changes of Investment Policy** (SAI, p. 3)

a.  The prospectus notes on page 3 that "[i]n the event of a material change in the investment strategy of any Sub-Account, you may transfer the amount in that Sub-Account to any other Sub-Account or the Fixed Account. . . ."  Please clarify who makes the decision as to whether a change in investment policy is material.

b.  Please clarify how and when the investor is notified that a material change has occurred.

c.  Please consider including this material change of investment policy disclosure in the transfers section of the prospectus.

**24.  Guarantees**

Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

## 25. **Power of Attorney** (Part C)

Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. *See* Rule 483(b) of the 1933 Act.

## 26. **Financial Statements, Exhibits, and Other Information**

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

## 27. **Tandy Representations**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Please respond to these comments with a letter to me and pre-effective amendments to the registration statements.  If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved.  Therefore, we reserve the right to comment further on the registration statement and any amendments to it.  After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6762.  My facsimile number is (202) 772-9285.  Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-4644.

Sincerely,


Ellen J. Sazzman
Senior Counsel
Office of Insurance Products